MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2011

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX:STVZF

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three and twelve months ended December 31, 2011. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2011 and 2010 and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”). Prior to 2011, the Company prepared its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Unless otherwise noted, comparative information has been prepared in accordance with IFRS. All amounts are stated in United States dollars unless otherwise indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The effective date of this MD&A is April 5, 2012. This MD&A contains forward looking information.

Reference to the risk factors described in the “Cautionary Statement” on page 19 of this MD&A is advised.

FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2011 HIGHLIGHTS

Cash flow from operations before changes in working capital items of $6.8 million [$0.08 per share] and $14.7 million [$0.19 per share] for the three and twelve months ended December 31, 2011.
Cash operating cost per silver equivalent ounce sold of $5.65 and $7.79 for the three and twelve months ended December 31, 2011 (Refer to Non-IFRS Performance Measures section).
Total revenues of $18.3million and $41.9million for the three and twelve months ended December 31, 2011.
Mine operating earnings of $13.0million and $29.0million for the three and twelve months ended December 31, 2011.

Comprehensive earnings of $10.4 million [$0.12 per share] and $8.4 million [$0.11 per share] for the three and twelve months ended December 31, 2011 respectively, compared with a comprehensive loss of $5.9 million [($0.10)per share] and $20.0 million [($0.33) per share] for the three and twelve months ended December 31, 2010 respectively.

Cash, cash equivalents and short term investments were $25.9 million at December 31, 2011, of which $1.5 million is designated cash.
Retirement of the Project Loan with repayments from operating cash flows totaling $7.1 million and $12.5 million during the three and twelve months ended December 31, 2011, respectively.
Santa Elena Mine operating statistics:

	2011	Q4, 2011
Tonnes mined	4,559,002	1,637,260
Waste / ore ratio	3.65	4.01
Tonnes crushed and loaded on pad	1,007,716	318,928
Average silver ore grade (gpt) loaded on pad	46.73	50.09
Average gold ore grade (gpt) loaded on pad	1.89	1.92
Silver ounces delivered to pad	1,511,807	525,070
Gold ounces delivered to pad	61,279	20,118
Silver ounces sold	344,725	120,199
Gold ounces sold	23,962	9,702

Phase I drilling at the La Joya property identified a new “Contact Zone” style of mineralization. Data compilation of the Phase I, 27 hole drilling program, together with a historic database, identified a large, near-surface bulk tonnage target. An 80 hole Phase II drilling program commenced.

SilverCrest’s shares commenced trading on the OTC market’s prestigious tier, OTCQX International, under the trading symbol: STVZF.

SilverCrest strengthened their team with the following appointments during the fourth quarter: Michael Rapsch as Manager of Corporate Communications; Dr. Salvador Aguayo Salinas as Vice President, Corporate Development in Mexico; Fabio Velarde as General Manager for the Santa Elena Mine; and Jed Thomas to the newly created position of Vice President, Exploration.

OVERVIEW OF THE BUSINESS

SilverCrest Mines Inc. (TSX-V:SVL OTCQX:STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC.

SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, (“Santa Elena” or “Santa Elena Mine”), which is located 150 km northeast of Hermosillo, near Banamichi in the Sonora State of México. The Santa Elena Mine is a high-grade open pit, epithermal gold and silver producer, with an estimated life of mine cash cost of $8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

In 2009, the Company financed the construction of the Santa Elena Mine with a brokered private placement of CAD$6,325,000, a gold production contract with Sandstorm Gold Ltd. (”Sandstorm”) of $12,000,000 and a project loan with Macquarie Bank Limited (“MBL”) of $12,500,000. Construction was completed in September 2010. The capital construction cost of the fully financed project was approximately $20,000,000. The Santa Elena Mine commenced production on September 9, 2010, with the pouring of the first gold and silver dore bar. Commercial production was declared on July 13, 2011, with the second quarter of 2011 being the first period whereby revenues and expenses were presented in the consolidated financial statements.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

OVERVIEW OF THE BUSINESS (continued)

On April 12, 2011, the Company announced the results of a Preliminary Assessment (“PA”) NI 43-101 Technical Report that contemplates expanding production at Santa Elena to an average annual rate of 1.6 million ounces of silver and 39,000 ounces of gold over a 10-year mine life. This would be a 52% increase from the current production level. The estimated life of mine cash cost is $9.70 per ounce of silver equivalent.

The Company has an option to acquire a 100% interest in the La Joya Property, which consists of two contiguous mineral concessions (known as the La Joya West and La Joya East) encompassing a total of approximately 1,625 hectares, located approximately 75 kilometres southeast of the city of Durango, Mexico. Exploration programs are rapidly advancing the definition of a potential large polymetallic deposit at the La Joya Property.

The Company’s other mineral properties include the Cruz de Mayo Project (Mexico), the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador).

SilverCrest has successfully transitioned from an exploration/development stage Company to a producer of gold and silver with a strong financial position, operational revenues and comprehensive earnings.

MILESTONES TARGETED FOR 2012

For 2012, SilverCrest’s immediate focus is to continue to diligently operate its flagship Santa Elena open pit silver and gold mine, continue to expand the value embedded in the Santa Elena mine by proceeding with the three year expansion plan to double metals production, and to rapidly advance the definition of a large polymetallic deposit at the La Joya property. The specific targets are expected to be as follows:

Santa Elena Open Pit Production

Estimated annual production, 33,000 gold ounces and 435,000 silver ounces;
Expected operating costs of $18.5 million;
Average cash operating cost of $8.20 per ounce silver equivalent (55:1 Ag:Au);
Sustaining capital expenditure of $2.5 million;
Net operating cash flow in excess of $2 million per month, based on $1,600 per ounce of gold, $30 per ounce of silver.

Santa Elena Expansion

Collar underground decline in January, 2012 (achieved);
Complete underground development, including main ramp and exploration drifts, of approximately 2,350meters;
Secure long lead time items for mill and initiate tank fabrication ;
Complete Pre-Feasibility Study on Cruz de Mayo satellite deposit as part of the Expansion Plan (commenced);
Complete Pre-Feasibility Study on Expansion Plan (underground and mill – commenced);
Drill Santa Elena at depth to expand underground resources (commenced);
Continue site exploration for further discoveries;
Budgeted capital expenditure for 2012 estimated at $20 million including expansion plan and exploration.

La Joya Project

Complete Phase II drilling program of approximately 80 holes: core (60) and reverse circulation (20) drill holes (commenced);
Explore the Coloradito, Esperanza and Santo Nino targets which are adjacent to the Main Mineralized Trend (“MMT”, commenced);
Complete revised resource estimation using Phase II results by Q4 2012;
$3 million budget for exploration through June, with additional $3 million estimated through December 31, 2012.

KEY PERFORMANCE INDICATORS

The financial performance of SilverCrest is dependent on the following key performance drivers:

Adequate financing and investor support;
Commodity prices and foreign exchange rates; and
Production rates and operating costs at Santa Elena.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

KEY PERFORMANCE INDICATORS

Adequate financing and investor support

Historically, the major sources of liquidity have been the capital markets and project financing. With proceeds from the sale of silver and gold from the Santa Elena project and the May 2011 bought deal financing of CAD$30 million, SilverCrest expects to be able to meet its financial commitments and requirements for the coming year.

Commodity prices and foreign exchange rates

Commodity prices and exchange rates are largely outside the control of SilverCrest but may impact the long term viability of exploration projects, current operations and the financial position of the Company.

Production rates and operating costs at Santa Elena

The profitability and operating cash flow at Santa Elena are affected by numerous factors, including but not limited to, the tonnes and grade mined, the amount of metals produced, the level of operating costs, and general and administrative costs. SilverCrest believes the right team is in place to manage these risks, but many factors affecting these risks are beyond the Company’s control.

RESULTS OF OPERATIONS

	Three months ended December 31,		Twelve months ended December 31,
	2011	2010	2011	2010
Revenues (1)
Silver revenue	$3,812,535	$-	$12,086,871	$-
Gold revenue - cash basis	8,189,781	-	19,752,954	-
	12,002,316	-	31,839,825	-
Gold revenue - non cash
- adjustment to market spot price	5,527,824	-	13,081,984	-
- amortization of deferred revenue	728,209	-	1,804,352	-
	18,258,349	-	46,726,161	-
Capitalized to Santa Elena Mine	-	-	(4,856,037)	-
Revenues reported	18,258,349	-	41,870,124	-
Cost of sales	3,764,200	-	9,526,888	-
Depletion, depreciation and accretion	1,528,869	-	3,386,674	-
Mine operating earnings	12,965,279	-	28,956,562	-
Income (expenses)
General and administrative	(1,705,554)	(667,728)	(4,093,438)	(1,949,220)
Share-based compensation	(501,640)	(160,601)	(1,573,322)	(463,020)
Foreign exchange gain	268,272	1,208,837	167,815	1,493,798
Interest income	120,055	12,734	243,247	30,395
Finance costs	(842,636)	-	(1,397,488)	-
Gain on held-for-trading securities	-	-	-	613,319
Gain (loss) on derivative instruments	908,683	(6,164,801)	(11,497,957)	(18,694,631)
	(1,752,820)	(5,771,559)	(18,151,143)	(18,969,359)
Income (loss) before taxes	11,212,459	(5,771,559)	10,805,419	(18,969,359)

Taxes
Current income tax expense	(985,000)	-	(985,000)	-
Deferred income tax expense	(364,000)	-	(364,000)	-
Net income (loss)	9,863,459	(5,771,559)	9,456,419	(18,969,359)

Other comprehensive earnings (loss)
Exchange gain (loss) on translation to US Dollars	520,196	(171,819)	(1,022,390)	(1,037,178)

Comprehensive earnings (loss) for the period	$10,383,655 $	(5,943,378)	$8,434,029 $	(20,006,537)

Weighted average number of common shares outstanding	86,663,595	61,659,334	78,909,624	60,304,687
Earnings (loss) per common share - basic	$0.12	$(0.10)	$0.11	$(0.33)

(1) - IFRS 18 – Revenue, states revenue should be recorded at its fair value, which for gold and silver is the market spot price on the date revenue is recognized.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

RESULTS OF OPERATIONS (continued)

Comparison of the three months ended December 31, 2011 and December 31, 2010

During the quarter ended December 31, 2011 reported revenue amounted to $18,258,349 (2010 - $Nil) which included $12,002,316 in silver and gold revenues on a cash basis and non-cash revenues of $5,527,824 for adjustments to gold spot market prices related to hedge facility deliveries and $728,209 for amortization of deferred revenues related to payments under the Sandstorm Agreement. The non cash amount of $5,527,824 represents the difference between the market spot price at the date of delivery for gold (quarterly average of $1,677.40 per ounce) and the hedge price of $926.50 per ounce settled as required by IFRS accounting policies.

Silver sales were 120,199 ounces (2010 – 27,356) at an average realized price of $31.72. Gold sales were 9,702 ounces (2010 – 933).

Gold delivered into the Hedging Facility was 7,362 ounces (2010 – 746) at an average realized price of $925.51. Gold delivered to Sandstorm was 1,940 ounces (2010 – 187) at an average realized gold price of $725.44 for which the Company recorded revenues of $1,407,349 consisting of of $679,140 in cash received and $728,209 from amortization of deferred revenue. The Company sold 400 gold ounces (2010 – Nil) at market spot realized price of $1,743.50 per ounce.

Cost of sales amounted to $3,764,200. Cash cost per silver equivalent ounce sold amounted to $5.65 (Refer to Non-IFRS Performance Measures section).

General and administrative expenses increased to $1,705,554 (2010 - $667,728) primarily due to an increase in remuneration and corporate expenditures in Vancouver and Mexico. Remuneration increased to $964,198 (2010 - $357,631) with the addition of new personnel and bonuses paid in December to management and employees. Vancouver corporate overhead costs increased to $405,042 (2010 - $269,820) due to a greater level of activity. Mexico corporate overhead costs recorded in the statement of operations amounted to $252,551 (2010 - $NIL).

Share-based compensation increased to $501,640 (2010 - $160,601) with the vesting of a greater number of options. SilverCrest granted 540,000 (2010 – NIL) incentive stock options with a weighted average fair value per option granted of CAD$0.59 (2010 – CAD$ Nil) during the quarter.

Foreign exchange gain amounted to $268,272 (2010 – $1,208,837) due to the strengthening of the US dollar against the Company’s Mexican Peso and CAD Dollar holdings.

Finance costs amounted to $842,636 (2010 - $NIL) which consist of interest paid of $82,448 and non cash amortization of finance costs of $760,188 on retirement of the Project Loan by December 31, 2011.

Gain (loss) on derivative instruments amounted to $908,683 (2010 – ($6,164,801)). Under IFRS the Company’s derivative instruments are fair valued at the financial position date, with the resulting gain or losses included in the operating results for the period. The derivative gain relates to the incremental fair value of the MBL Hedging Facility, which represents the difference between the average market spot price of gold for the quarter and strike price of $926.50 per ounce.

The current period income tax expense of $985,000 is the result of tax payable on taxable income not being offset by the Company’s carried forward losses. The deferred income tax expense of $364,000 is due to the differences between the financial statement carrying amounts and their respective tax bases.

Exchange gain (loss) on translation to US Dollars amounted to $520,196 (2010 – ($171,819)) resulting from the change in presentation currency in January 1, 2011, from the Canadian Dollar to the US Dollar and resulting translation of the Company’s Canadian holdings.

Comprehensive earnings were $10,383,655 or $0.12 per common share compared to a comprehensive loss of $5,943,378 or ($0.10) per common share in 2010.

Comparison of the twelve months ended December 31, 2011 and December 31, 2010

During the twelve months ended December 31, 2011, reported revenue amounted to $41,870,124 (2010 - $Nil) which included $31,839,825 in silver and gold revenues on a cash basis and non-cash revenues of $13,081,984 for adjustments to gold spot market prices related to hedge facility deliveries and $1,804,352 for amortization of deferred revenues related to payments under the Sandstorm Agreement. The non cash amount of $13,081,984 represents the difference between the market spot price at the date of delivery for gold (annual average of $1,623 per ounce) and the hedge price of $926.50 per ounce settled as required by IFRS accounting policies.

Silver sales were 344,725 ounces (2010 – 27,356) at an average realized price of $35.06. Gold sales were 23,962 ounces (2010 – 933).

Gold delivered into the Hedging Facility was 18,769 ounces (2010 – 746) at an average realized price of $925.89. Gold delivered to Sandstorm was 4,793 ounces (2010 – 187) at an average realized gold price of $726.40 for which the Company recorded $3,481,658 related to the delivery of these 4,793 gold ounces, consisting of $1,677,306 in cash received and $1,804,352 from amortization of deferred revenue. The Company sold 400 gold ounces (2010 – Nil) at market spot realized price of $1,743.50 per ounce.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

RESULTS OF OPERATIONS (continued)

Prior to commencement of commercial production, proceeds from the sale of silver and gold were applied as a reduction to the cost of the Santa Elena Mine. Prior to April 1, 2011, sales proceeds totaling $4,856,230 were capitalized to the Santa Elena Mine.

Cost of sales amounted to $9,526,888. Cash cost per silver equivalent ounce sold amounted to $7.79 (Refer to Non-IFRS Performance Measures section).

General and administrative expenses increased to $4,093,438 (2010 - $1,949,220) primarily due to an increase in remuneration and corporate expenditures in Vancouver and Mexico. Remuneration increased to $1,695,523 (2010 - $778,983) with the addition of new personnel and bonuses paid in December to management and employees. Vancouver corporate overhead costs increased to $1,232,207 (2010 - $775,189) due to a greater level of activity. Mexico corporate overhead costs recorded in the statement of operations amounted to $642,758 (2010 - $NIL).

Share-based compensation increased to $1,573,322 (2010 - $463,020) with the vesting of a greater number of options. The Company granted 2,415,000 (2010 – 1,200,000) incentive stock options with a weighted average fair value per option granted of CAD$0.88 (2010 – CAD$0.59).

Finance costs amounted to $1,397,488 (2010 - $NIL) which consist of interest paid of $447,253 and non cash amortization of finance costs of $950,235 on retirement of the Project Loan by December 31, 2011. In accordance with IFRS accounting policies, SilverCrest capitalized borrowing costs until commencement of commercial production.

Loss on derivative instruments amounted to $11,497,957 (2010 - $18,694,631). Under IFRS the Company’s derivative instruments are fair valued at the financial position date, with the resulting gain or losses included in the operating results for the period. The derivative loss relates to the incremental fair value of the MBL Hedging Facility, which represents the difference between the average market spot price of gold for the quarter and strike price of $926.50 per ounce.

The current year income tax expense of $985,000 is the result of tax payable on taxable income not being offset by the Company’s carried forward losses. The deferred income tax expense of $364,000 is due to the differences between the financial statement carrying amounts and their respective tax bases.

Exchange loss on translation to US Dollars amounted to $1,022,390 (2010 – $1,037,178) resulting from the translation of the Company’s Canadian holdings. As at December 31, 2011, the Company held Canadian holdings of $23.4million in cash, cash equivalents and short term investments.

Comprehensive earnings for the twelve months ended December 31, 2011 was $8,434,029 or $0.11 per common share compared to a comprehensive loss of $20,006,537 or ($0.33) per common share in 2010.

SUMMARY OF QUATERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

Period				Revenues (1)	Comprehensive Earnings (Loss)	Comprehensive Earnings ( Loss) per Share - Basic
Q4	December 31, 2011	IFRS		$18,258,349	$10,383,655	$0.12
Q3	September 30, 2011	IFRS		$15,055,514	$81,856	$0.00
Q2	June 30, 2011	IFRS (2)		$8,556,261	$790,429	$0.01
Q1	March 31, 2011	IFRS	$	Nil	$(2,821,911)	$(0.02)
Q4	December 31, 2010	IFRS	$	Nil	$(5,943,378)	$(0.10)
Q3	September 30, 2010	IFRS	$	Nil	$(4,002,534)	$(0.07)
Q2	June 30, 2010	IFRS	$	Nil	$(8,892,761)	$(0.13)
Q1	March 31, 2010	IFRS	$	Nil	$(1,167,864)	$(0.03)

(1)

In accordance with IFRS - Revenue is recorded at fair value, which for gold and silver is the market spot price on the date revenue is recognized. Refer to section above for explanation of revenue details.

(2)	The second quarter of 2011 was the first period whereby revenues and expenses were presented in the statement of operations.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

SANTA ELENA MINE

NOTE: The table below contains the final reconciled operating numbers for 2011. The year end reconciliation had not been completed before the release of the quarterly operating update, dated January 12, 2012.

Operating Statistics	2011	Q4, 2011
Tonnes ore	979,461	326,496
Tonnes waste	3,579,541	1,310,764
Tonnes mined	4,559,002	1,637,260
Waste / ore ratio	3.65	4.01

Tonnes crushed and loaded on pad	1,007,716	318,928
Average ore tonnes crushed per day	2,761	3,467
Average silver ore grade (gpt) loaded on pad	46.73	50.09
Average gold ore grade (gpt) loaded on pad	1.89	1.92

Silver ounces delivered to pad	1,511,807	525,070
Gold ounces delivered to pad	61,279	20,118

Silver ounces produced	377,071	131,045
Silver ounces sold	344,725	120,199

Gold ounces produced	26,969	9,536
Gold ounces sold	23,962	9,702
Ounces delivered to Sandstorm	4,793	1,940
Ounces delivered to MBL Hedge	18,769	7,362
Ounces delivered to spot market	400	400

Silver equivalent ounces produced (1)	1,737,418	667,805
Silver equivalent ounces sold(1)	1,570,107	666,303

Ag: Au ratio (1)	50.4:1	56.3:1

(1) Silver equivalence is a weighted volume average based on market spot prices per ounce of gold and silver at the quarter end dates.

The Company is satisfied that production from Santa Elena reached a “steady state” by the end of 2011. All aspects of the operations are at or above design capacities, including the crusher. The crusher continues to operate above daily designed throughput of 2,500 tonnes per day (“tpd”), with an average of 2,761 tpd in 2011, and 3,467 tpd in the last quarter of 2011.

Recoveries for silver and gold for the project to date are consistent with budgeted numbers. Projected life of mine total metal recoveries of 35% to 40% silver and 65% to 70% gold appear to be achievable, as all mining has now transitioned to the Main Zone. All ore mined for the remainder of the open pit mine life will be from the Main Zone, which provided the bulk samples for metallurgical testing that is the basis of projected total metal recoveries.

During the first year of production the mine produced 377,071 ounces of silver and 26,969 ounces of gold (1,737,418 ounces of silver equivalent, Ag:Au ratio 50.4:1).

Target production for gold for 2011 of 26,000 – 27,000 ounces was achieved. Silver production projected at 430,000 ounces was 12.3% lower at 377,071 ounces. Lower silver production was primarily due to leaching lower grade silver ore in the first quarter and applying significantly lower cyanide concentrations in leach solutions as compared to initial design parameters. While significant cost savings were realized with lower cyanide concentrations earlier in the year, cyanide concentration was increased during the fourth quarter of 2011 to improve overall silver recovery as mined silver grades increased. Gold ore leached well throughout 2011.

The first full year of commercial production will be 2012 during which the mine is expected to produce approximately 435,000 ounces of silver and 33,000 ounces of gold. Projected costs of $8.20 or better per ounce silver equivalent is expected for 2012.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

SANTA ELENA AND CRUZ DE MAYO, EXPANSION PLAN

On April 12, 2011, SilverCrest announced the positive results of its “NI 43-101 Technical Report, Reserve Update for the Santa Elena Open Pit and Preliminary Assessment (PA) for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico” dated April 1, 2011. The Expansion Plan (the “Plan”) contemplates the installation of a conventional CCD processing facility at Santa Elena with throughput capacity of 2,500 to 3,500 tonnes per day utilizing mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV). For the purposes of the study the nearby Cruz de Mayo silver deposit (Phase III) will be treated on site as a heap leach operation with potential to ship high grade ore to the Santa Elena proposed processing facility.

Summary of Santa Elena Expansion Plan and PA

Metal prices for the base case were $18 per ounce of silver and $1,000 per ounce of gold. The Au to Ag ratio for conversion is 55:1 based on recovered ounces and the base case metal prices.

The Plan considers a conceptual 10 year mine life at an average annual production rate of 1.6 million ounces of silver and 39,000 ounces of gold (approximately 3.8 million ounces of silver equivalent or 68,000 ounces of gold equivalent). This would be a 52% increase of produced metal from current operations.

A 2,500 tonnes per day processing facility is proposed, with potential to increase to 3,500 tonnes per day. At the increased rate, the current annual metal production could potentially double to over 5.0 million ounces silver equivalent (or over 90,000 ounces gold equivalent) per year.

Initial capital cost estimates are $84 million including $47 million for a new processing facility excluding underground development costs.

Estimated cash operating costs of $9.70 per ounce of silver equivalent results in an average annual pre-tax operating cash flow of $28.5 million per year (after deducting sustaining capital averaging almost $3 million per year).

At a 5% discount rate, the project has a base case Net Present Value (“NPV”) of $131 million, and a $491 million NPV at metal prices at the date of the report ($38 per ounce of silver and $1,450 per ounce of gold).

EXPANSION PROJECT ECONOMICS AND METAL PRICE SENSITIVITES
CASE	GOLD PRICE	SILVER PRICE	PRE-TAX NET CASH FLOW	PRE-TAX NPV @ 5% DISCOUNT
	US$	US$	US$	US$
Low	800.00	14.00	47.50	34.10
Base	1000.00	18.00	169.50	131.20
Current Prices (1)	1450.00	38.00	620.60	491.40
High	1600.00	50.00	856.50	680.10

(1) At time of study

2011 Santa Elena Expansion Update

The Company finished drilling four geotechnical drill holes at the Santa Elena Mine to help establish geotechnical and hydrological parameters for the proposed decline and subsequent underground development. The portal site for the decline, and the initial contractor for the Phase I underground work, consisting of approximately 2,350 metres of main ramp and exploration drifting, was selected. The decline commenced in January 2012, and will be used to access the Main (Mineralized) Zone for further delineation drilling, and access the unexplored portions of the Main Zone for the potential expansion of resources. When completed, the Phase I decline will allow development and initial production from the deposit that lies below the ultimate open pit limits. This work is being completed to a PFS (Preliminary Feasibility Study) for the Expansion Project, which includes construction of a conventional mill.

2011 Cruz de Mayo Update

A 58 core and RVC hole drilling program at the 100%-owned Cruz de Mayo Project, located near its Santa Elena Mine in Sonora, Mexico, commenced in August 2011 to reclassify and potentially expand current NI43-101 resources. The program was completed during February, 2012. The results will be utilized to upgrade the current resource estimate and to prepare a PFS expected during 2012

Refer to section “MILESTONES TARGETED FOR 2012” for further discussion on Santa Elena 2012 expansion plans.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

EXPLORATION PROPERTIES

LA JOYA PROJECT – MEXICO

The “La Joya Project” is located approximately 75 kilometres southeast of the city of Durango, Mexico, in a prolific mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine and First Majestic Silver’s La Parrilla Silver Mine. The Company has entered into purchase and sale agreements for the right to acquire 100% of the La Joya Property, which consists of two contiguous mineral concessions (known as the La Joya West and La Joya East) encompassing a total of approximately 1,625 hectares.

Preliminary exploration by the Company at La Joya consisted of surface sampling and geological mapping, which showed several near vertical veins and structures with widths up to 50 metres, cross-cutting numerous, shallow-dipping mineralized manto (skarn) deposits up to 30 metres thick. The mantos appear to be mineralized near the apex of a series of anticlines. The main alteration and mineralized area initially appears to be approximately 2 kilometres in strike length, 100 to 200 metres wide, and is associated with a nearby exposed intrusive. Geochemistry of the system includes Silver (Ag) – Copper (Cu) – Gold (Au) - Molybdenum (Mo) - Tungsten (W), with sulfide mineralization consisting of tetrahedrite (Ag), bornite (Cu), and chalcopyrite (Cu). Native silver may also be present.

In October, 2011, the Company completed the Phase I, 27 core hole drilling program (5,753.7 metres) which identified a new “Contact Zone” style of mineralization, for total cost of approximately $1.6 million. Twenty seven holes have identified four styles of silver, copper and gold mineralization over thicknesses ranging up to 50 metres. The Contact Zone mineralization is similar to that of the nearby world class San Martin and Sabinas mines.

In November, 2011, SilverCrest announced the identification of a large, near-surface bulk tonnage target along the Main Mineralized Trend (“MMT”) from data compilation of the Phase I drilling program and a newly received historic database. The compilation by SilverCrest involved data and/or drill core reviews of 51 historic holes (14,786 metres) and 27 Company drill holes (5,753.7 metres) totaling 20,539.7 metres of drilling in 78 holes on the property. Verification or validation work completed by an Independent Qualified Person (“IQP”) included reviews of 22 historic holes, Company drill information, geologic mapping, sampling, geochemistry, and historic airborne and ground geophysics.

The MMT is defined, by using results from the Company’s Phase I program and validated historic drill hole information, as a semi-continuous Ag-Cu-Au-Pb-Zn mineralized corridor with current “drilled-defined” dimensions of approximately 1,000 metres by 500 metres.

The MMT includes a combination of wide vertical stockwork zones and multiple-stacked, polymetallic, stratabound horizons up to 230 metres in vertical thickness with grades ranging from 15.9 gpt to 201.4 gpt Ag equivalent. Ag equivalent is based on 100% metallurgical recovery, the inclusion of Ag, Cu, Au only, with 50 ounces of silver equal to one ounce of gold and 1% copper equal to 86 grams of silver.

In November, SilverCrest began the Phase II drilling program. The Phase II program is budgeted at $3 million, and will include approximately 60 core holes (10,000 metres) and 20 RVC holes (5,000 metres) for a planned total of an estimated 15,000 metres. This phase of drilling is expected to be completed by mid-2012 with subsequent compilation and further resource reporting in the second half of 2012. One of the objectives of the program is to fully test the extent of the MMT which is now estimated to be 2.5 kilometres long and approximately 300 - 500 metres wide. Also, three separate target areas, El Coloradito, Esperanza and Santo Nino will be drilled to test additional mineralization previously identified by historic work.

For further information, please refer to News Releases dated December 1, 2010, March 7, June 6, October 17, November 14 and November 30, 2011 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

Subsequent to December 31, 2011, SilverCrest made the following announcements;

On January 5, 2012, SilverCrest announced it had completed its initial resource estimation for the La Joya Property. Initial resources contain approximately 51.3 million ounces of silver, 333,400 ounces of gold (16.7 million ounce of Ag Eq.) and 270.3 million pounds of copper (33.9 million ounces Ag Eq.) for a total of 101.9 million ounces silver equivalent. Ag equivalent is based on 100% metallurgical recovery, the inclusion of Ag, Cu, Au only, with 50 ounces of silver equal to one ounce of gold and 1% copper equal to 86 grams of silver. (Ag Eq) using a cutoff grade of 15 gpt Ag Eq.

On January 23, 2012, SilverCrest provided an updated summary of its corporate mineral resources. The Company now has reported NI 43-101 compliant resources at the Santa Elena Mine, Cruz de Mayo property and La Joya property in Mexico. The addition of the initial La Joya Inferred Resources of 101.9 million ounces silver equivalent resulted in corporate Inferred Resources increasing by 424% from 24.0 million to 126.0 million silver equivalent ounces. The Company’s combined Probable and Indicated Resources (based on US$18 per ounce silver, US$1000 per ounce gold, and Ag:Au at 55:1) declined by 14.7% from 36.2 million to 30.9 million silver equivalent ounces as a result of production at the Santa Elena Mine in 2010 and 2011.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

LA JOYA PROJECT – MEXICO (continued)

On February 16, 2012, SilverCrest announced it continues to validate the results of 56 historic core holes drilled on its La Joya Property between 1979 and 2003 by previous operators. The historic holes included 37 holes on the MMT, 6 holes on the adjacent Coloradito target and 4 and 1 on each of the Santo Nino and Esperanza targets respectively, and 8 holes outside of target areas. Archived core is available and being split for geochemical analysis for the entire length of the drill holes at Coloradito. Due to low metals prices at the time of the historical drilling, only sections of potentially high grade mineralization were of interest and assayed, while large lower grade intercepts were ignored and not assayed. Coloradito could possibly be the next discovery at La Joya, and serves to re-emphasize the growing potential of the La Joya property. The Coloradito area shows potential for a large bulk tonnage Mo-W-Ag-Au system with Cu-Pb-Zn credits that is approximately 500 metres long by 200 metres wide, and 100 to 200 metres in depth. The Coloradito target is one of three targets adjacent to the MMT.

On February 21, 2012, SilverCrest announced it had filed the NI43-101 Technical Report and initial resource estimation for its La Joya Property (see table below). The initial resource estimates are considered by SilverCrest to represent only a portion of the overall potential within the Phase I area. The MMT, which includes the Phase I and Phase II drilling areas, has an overall length of 2.5 kilometres and an average minimum width of 500 metres.

La Joya Silver, Gold, Copper Resource Summary (Phase I Area)

Category**	AgEQ Cutoff Grade(GPT)	Rounded Tonnes	AG (GPT)	AU (GPT)	CU (%)	Contained AG Ounces	Contained AU Ounces	Contained CU Pounds	Contained AgEQ Ounces*
Inferred***	15	57,940,000	28	0.18	0.21	51,348,000	333,400	270,296,000	101,918,000
Inferred	30	35,546,000	39	0.22	0.30	44,277,000	245,900	237,539,000	86,365,000
Inferred	50	19,622,000	55	0.24	0.45	34,636,000	153,800	194,187,000	66,679,000

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt Ag Eq using the metal price ratios described above.

The QPs for the La Joya resource estimation are James Barr., P.Geo. and Lara Reggin, P.Geo. both from the consulting firm of EBA Engineering Consultants Ltd., a Tetra Tech Company and Ting Lu, P.Eng. from Wardrop Engineering, a Tetra Tech Company. The Technical Report was prepared by the Qualified Persons and adheres to the disclosure requirements of NI 43-101. There have been no previous qualified resources reported for La Joya.

On March 20, 2012 announced the results of the first six holes from the Phase II drill program. The first 6 holes in Phase II have partially tested the northwestern extension of the MMT. Phase II contemplates a total of 80 holes (approx. 15,000 metres) and drilling to date has extended the MMT an additional 500 meters to the northwest from the current resource area. The width of the MMT averages approximately 500 metres; narrowing to the northwest (approx. 300 metres) and widening to the southeast (approx. 800 metres) and has been traced along strike with drilling and surface sampling for approximately 2,500 metres.

For further information, please refer to News Releases dated January 5, January 23, February 16, February 21, and March 20, 2012 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

SILVER ANGEL PROJECT – Mexico

The Company holds a 100% interest in mineral properties located in the northern Sierra Madre range in México, acquired by concession applications. The Company has reduced the carrying value for the project to $NIL, although further review and work may be completed in the future.

EL ZAPOTE PROJECT – El Salvador

The El Zapote Project in El Salvador, which contains approximately 15 million ounces of silver, is on hold until the Salvadoran government is in a position to issue environmental, exploration and exploitation permits. The Company has reduced the carrying value for the project to $NIL.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

CASHFLOWS

	Three months ended December 31,		Twelve months ended December 31,
	2011	2010	2011	2010

Net income (loss)	$9,863,459	$(5,771,559)	$9,456,419	$(18,969,359)
Items not affecting cash	(3,040,841)	5,974,631	5,195,955	17,343,877
Cash flows from operations before changes in working capital items	6,822,618	203,072	14,652,374	(1,625,482)
Working capital items	(2,371,925)	(335,634)	(5,309,876)	(1,046,088)
Operating Activities	4,450,693	(132,562)	9,342,498	(2,671,570)

Financing Activities	(9,299,112)	6,825,010	14,078,486	9,964,069

Investing Activities	(1,827,914)	(4,024,368)	(20,744,072)	(11,650,713)

Impact of exchange rate changes	183,322	284,197	(521,261)	235,501

Net Increase/(decrease) in cash and cash equivalents	(6,493,011)	2,952,277	2,155,651	(4,122,713)
Cash beginning of period	17,683,285	6,082,346	9,034,623	13,157,336

Cash end of period	$11,190,274	$9,034,623	$11,190,274	$9,034,623

Operating Activities – three months to December 31, 2011

The cash inflow from operating activities for the three months ended 31 December, 2011, was $4,459,326 compared to a cash outflow of $132,562 for the same quarter in 2010.

Operating Activities – three and twelve months to December 31, 2011

The cash inflow from operating activities for the twelve months ended 31 December, 2011, was $9,342,498 compared to a cash outflow of $2,671,570 during 2010. The second quarter of 2011 was the first period reported whereby revenues and expenses from the Santa Elena Mine were presented in the statement of operations. Prior to achieving commercial production, revenues and related operating expenses were capitalized to the carrying value of the Santa Elena Mine.

Financing Activities – three months to December 31, 2011

In December 2011, the Company settled in cash the European gold call option with Macquarie Bank Limited (“MBL”) for $3,020,609. The 5,000 ounce gold call option had a strike price of $1,000 per ounce with an option expiry date of June 13, 2012.

The Company made Project Loan repayments totaling $7,100,000 (2010 - $Nil) together with interest of $82,448 (2010 - $138,963). No draw downs (2010 - $2,700,000) of the Project Loan occurred during the quarter ended December 31, 2011.

SilverCrest received $19,245 (2010 - $52,274) from the exercise of 18,750 (2010 – 43,750) stock options and $884,700 (2010 - $4,211,699) from the exercise of 562,500 (2010 – 6,561,750) warrants.

Financing Activities – twelve months to December 31, 2011

In May, 2011, the Company completed a prospectus offering for total gross proceeds of $30,924,000 (CAD$30,000,000). The Company issued a total of 18,750,000 common shares of the Company at a price of CAD$1.60 per share. The offering was underwritten by Canaccord Genuity Corp. and Jennings Capital Inc. (together, the “Underwriters”). The Underwriters received a cash commission equal to 6% of the gross proceeds of the offering and 1,125,000 compensation warrants, each compensation warrant entitling the Underwriters to purchase one common share of the Company at a price of CAD$1.60 for a term of 24 months. The Company paid a total of $2,111,836 in share issuance costs by the end of the third quarter.

In December 2011, the Company settled in cash the European gold call option with Macquarie Bank Limited (“MBL”) for $3,020,609. The 5,000 ounce gold call option had a strike price of $1,000 per ounce with an option expiry date of June 13, 2012.

The Company retired the Project Loan Facility with MBL by making total repayments of $12,500,000 (2010 - $Nil) together with interest of $826,574 (2010 - $514,242). No draw downs (2010 - $5,700,000) of the Project Loan occurred during the year.

SilverCrest received $728,805 (2010 - $280,066) from the exercise of 943,750 (2010 – 427,500) stock options and $884,700 (2010 – 4,498,245) from the exercise of 562,500 (2010 – 7,016,500) warrants.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

CASHFLOWS (continued)

Investing Activities – three months to December 31, 2011

The Company spent $1,216,560 (2010 - $5,070,271) on property, plant and equipment at the Santa Elena Mine and $616,857 (2010 - $494,136) on exploration and evaluation at the La Joya and Cruz de Mayo Projects.

The Company capitalized to the Santa Elena Mine $Nil (2010 - $1,537,858) from sales of silver and gold during the quarter. Silvercrest received $5,503 (2010 - $2,180) from interest on cash and cash equivalents.

Investing Activities – twelve months to December 31, 2011

The Company spent $7,286,798 (2010 - $15,259,595) on property, plant and equipment at the Santa Elena Mine and $2,000,563 (2010 - $494,670) on exploration and evaluation at the La Joya and Cruz de Mayo Projects.

The Company received $3,810,044 (2010 - $1,537,858) from sales of silver and gold that were capitalized during the first quarter before revenues were reported in the statement of operations. Silvercrest received $49,745 (2010 - $19,724) from interest on cash and cash equivalents.

The Company received $Nil (2010 - $2,545,970) proceeds for the sale of held-for-trading securities. In April 2010, the Company sold their 3.5 million common shares of Sandstorm at CAD$0.75 per share.

Impact of exchange rate changes

The Company’s cash and cash equivalents were impacted by foreign exchange of $183,322 (2010 - $284,197) for the three months ended December 31, 2011 and $(521,261) (2010 – $235,501) for the 12 months ended December 31, 2011. The Company held CAD$8.4 million in cash and cash equivalents at December 31, 2011. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

LIQUIDITY AND CAPITAL RESOURCES

December 31,		2011	2010
Assets
Cash, cash equivalents and designated cash	(i)	$11,190,374	$9,034,623
Short term investments	(i)	14,749,400	-
Other current assets	(i)	10,094,746	614,395
Non-current assets		40,644,017	40,291,581
Total Assets		76,678,537	49,940,599
Liabilities
Current liabilities	(ii)	11,942,291	18,976,346
Non-current liabilities		30,531,168	37,192,195
Total Liabilities		$42,473,459	$56,168,541
Working Capital	(i-ii)	$24,092,229	$(9,327,328)

ASSETS

Cash, cash equivalents, designated cash and short term investments greater than three months to maturity amounted to $25,939,774 (2010 - $9,034,623). The Company invested CAD$15 million from the proceeds of the bought deal financing in May 2011 in short term investments greater than three months to maturity. The Company will continue to monitor cash resources against expenditures forecasts associated with implementation of the Company’s growth strategies and development plans to assess financing requirements.

Other current assets have increased primarily from the inventory value of silver and gold in process, finished goods and supplies held at the Santa Elena Mine. At December 31, 2011 the value recorded for inventory was $9,293,761 (2010 - $420,304).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

LIQUIDITY AND CAPITAL RESOURCES (continued)

Property, plant and equipment decreased to $32,848,898 (2010 - $37,345,601) mainly due to depreciation and depletion. Exploration and evaluation assets increased to $4,069,629 (2010 - $1,729,003) resulting from the 2011 exploration programs carried out at La Joya ($1,901,275) and Cruz De Mayo ($439,351). Taxes receivable are comprised of value added taxes in Mexico that the Company has paid. Taxes receivable increased to $3,442,815 (2010 - $1,216,977) due to governmental delays in processing the Company’s tax submissions.

LIABILITIES

Accounts payable and accrued liabilities increased to $3,654,887 (2010 - $1,389,500) mainly due to greater commitments at the Santa Elena Mine and income tax payable.

Long term debt was retired by making total repayments of $12,500,000 (2010 - $Nil). Non cash finance costs of $1,045,258 (2010 - $380,094) were amortized, of which $950,235 (2010 - $Nil) were recorded in the statement of operations and $95,023 ($380,094) were capitalized to the carrying value of the Santa Elena Mine.

Derivative instruments decreased to $23,864,207 (2010 - $28,468,843). During 2011, SilverCrest delivered 18,769 (2010 – 746) gold ounces to the MBL Hedging Facility and settled the 5,000 ounce European gold call option for total derivative instruments reduction of $16,102,593 (2010 – $347,995). This reduction was netted off by changes in the fair value (marked-to-market) of open derivative contracts amounting to $11,497,957 (2010 - $18,694,630).

As at December 31, 2011, the Hedging Facility delivery schedule is as follows:

Metal	Maturity	Hedging Facility Settled (Ounces)	(Ounces)	Deliverable (Ounces)
Gold	2010	746	746	-
	2011	17,628	17,628	-
	2012 *	9,650	1,141	8,509
	2013	17,700	-	17,700
	2014	9,276	-	9,276
		55,000	19,515	35,485

* In December 2011, the Company elected to forward deliver 1,141 gold ounces into the March 31, 2012 hedge commitment.

Deferred revenue decreased to $11,564,623 (2010 - $13,368,974) from the delivery of 4,793 (2010 – 187) gold ounces to Sandstorm Gold Ltd.

Asset retirement obligations increased to $3,025,742 (2010 - $1,486,482), primarily from changes in obligations relating to the Santa Elena Mine.

Deferred income tax liability amounted to $364,000 (2010 - $Nil) from differences between the financial statement carrying amounts and their respective tax bases.

Liquidity Outlook

The Company’s cash, cash equivalents and short term investments balance, and the cash expected to be generated from the operation of the Santa Elena Mine, are anticipated to be sufficient to meet the planned development and operating activities of the Company for the next twelve months.

The significant expected expenditures for 2012 include the following;

Santa Elena Mine and Expansion Project – underground decline, mill design, 2 PFS studies (Cruz de Mayo Project and Santa Elena underground operation with mill) on the Expansion Project, potential down payments for mill and tanks, contractor deposits for underground work, and operational capital costs could total $20 million.

La Joya Project - $3-6 million of exploration expenditures estimated for 2012.

Over the next 12 months, the Company expects to produce 435,000 ounces of silver and 33,000 ounces of gold at Santa Elena Mine at an estimated average cash cost of $8.20 per silver ounce equivalent.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value

b)	Unlimited number of preferred shares without par value (none outstanding)

As at December 31, 2011, the Company had 87,134,179 common shares outstanding. In addition, the Company had 6,315,000 outstanding share purchase options and 5,562,500 outstanding share purchase warrants which, if exercised, would result in total diluted shares outstanding of 99,011,679.

As at the date hereof, the Company has 89,736,379 common shares outstanding. In addition the Company has 6,265,000 outstanding share purchase options and 3,010,300 outstanding share purchase warrants which, if exercised, would result in total diluted shares outstanding of 99,011,679.

Common shares outstanding increased by 2,602,200 from the exercise of 2,555,200 share purchase warrants and 50,000 share purchase options.

SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2011:

a)	2,552,200 warrants were exercised at CAD$0.90 and CAD$1.60 per share for cash proceeds of $2,330,000.

b)	50,000 options were exercised at CAD$1.39 per share cash proceeds of $69,700.

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2011, the Company had no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Refer to Note 18 of audited consolidated financial statements for the years ended December 31, 2011 and 2010.

PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates property acquisition transactions and, in some cases, makes proposals to acquire such properties. These proposals, which are usually subject to Board, regulatory and, sometimes, shareholder approvals, may involve future payments, share issuances and property work commitments. These future obligations are usually contingent in nature, and generally the Company is only required to incur the obligation if it wishes to continue with the transaction. As of this date, the Company has a number of possible transactions that it is examining. Management is uncertain whether any of these proposals will ultimately be completed.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, cash equivalents, short term investments, amounts receivable, taxes receivable, accounts payable and accrued liabilities, long term debt, and derivative instruments. They are initially recorded at amounts that approximate their fair values.

The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions, and which is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b. Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet it contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. Receivables are due primarily from government agencies in Canada and Mexico.

c. Foreign Currency Risk

The Company operates in Canada, United States and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

d. Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and short term investments. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates as they are held with large and stable financial institutions. At December 31, 2011, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the year.

e. Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. In order to mitigate the commodity price risk, the Company, as a requirement under the Project Loan, entered into a gold price protection program.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company has adopted IFRS with an adoption date of January 1, 2011, and a transition date of January 1, 2010.

The audited consolidated financial statements for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS. Notes 2 and 4 of these financial statements provide more detail on our key Canadian GAAP to IFRS differences, our accounting policy decision and IFRS 1, First-Time Adoption of International Financial Reporting Standards, and optional exemptions for significant or potentially significant areas that have had an impact on our financial statements on transition to IFRS or may have an impact in future periods.

As a result of the accounting policy choices selected, and the changes required to be made on transition to IFRS, there was no material impact on the Company’s opening financial position as at January 1, 2010. The table below outlines the effect on the Company’s assets, liabilities and equity on adoption of IFRS on January 1, 2010, and December 31, 2010, for comparative purposes.

	December 31, 2010	January 1, 2010
Total assets under Canadian GAAP in US$	$48,901,252	$38,447,592
Adjustment - capitalization of borrowing & transaction costs	1,039,347	-
Total assets under IFRS	$49,940,599	$38,447,592
	-	-
Total liabilities under Canadian GAAP in US$	$57,213,799	$31,337,780
Adjustment - capitalization of borrowing & transaction costs	(1,045,258)	(1,425,352)
Total liabilities under IFRS	$56,168,541	$29,912,428

Total shareholders' equity under Canadian GAAP in US$	$(8,312,547)	$7,109,812
Adjustment - capitalization of borrowing & transaction costs	2,084,605	1,425,352
Total shareholders' equity under IFRS	$(6,227,942)	$8,535,164

The following is a summary of the adjustment to comprehensive loss for the year ended December 31, 2010 under IFRS.

December 31, 2010
Loss and comprehensive loss under Canadian GAAP in US$	$(20,665,790)
Adjustment - capitalization of borrowing costs	659,253
Loss and comprehensive loss under IFRS	$(20,006,537)

The adoption of IFRS has had no significant impact on the net cash flows of the Company. The changes made to the statement of financial positions and statements of operations and comprehensive loss have resulted in the reclassification of amounts on the statements of cash flows, however there have been no changes to the net cash flows. IAS 7, Statement of Cash flows, requires that cash flows relating to finance costs/interest to be separately disclosed within the statement classifications. Under Canadian GAAP, these amounts were previously disclosed as a note to the statement of cash flows. These amounts are now separately disclosed under ‘operating, investing and financing activities’ within the statement of cash flows under IFRS.

Management continues to monitor changes in IFRS. The standard setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies SilverCrest has selected. In particular, management expect that there may be additional new or revised IFRSs or IFRICs in relation to financial instruments, consolidation, joint arrangements, disclosure of interests in other entities, fair value measurement and stripping costs in the production phase of a surface mine. The International Accounting Standards Board is currently working on an extractive industries project, which could significantly impact our financial statements primarily in the areas of capitalization of exploration costs and disclosures. The Company has processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC interpretations will be evaluated as required.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

CRITICAL ACCOUNTING ESTIMATES

The preparation of SilverCrest’s consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Inventory – silver and gold in process

The Company records the cost of mined ore and material in the process of being converted to a saleable product as silver and gold in process inventory. Leach pad inventory is comprised of crushed ore from the mine that has been placed on a heap leach pad for processing. The quantity of silver and gold added to the leach pad is estimated based on tonnes placed on the pad and on assays of sample material and expected recoveries. The Company monitors the recovery from the leach pad and from production and may refine its estimate of silver and gold content in inventory from time to time.

Proven and probable reserves

Estimates of the quantities of proven and probable reserves and the portion of resources considered to be probable of economic extraction are used in: the calculation of depletion expense; the capitalization of production phase stripping costs; and, forecasting the timing of the payments related to the asset retirement obligations. SilverCrest estimates ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

Mineral Properties

The cost of acquiring, exploring and developing mineral properties and the cost to increase future output by providing access to additional reserves or resources, are deferred. After a mine commences production, these costs are depleted using the unit of production method.

The Company considers both internal and external sources of information in assessing whether there are any indicators that the Company’s mineral properties are impaired. External sources of information considered include changes in market conditions, the economic and legal environment in which the Company operates that are not within its control, and the impact these changes may have on the recoverable amount. Internal sources of information include the manner in which the mineral properties are being used or are expected to be used, and indications of the economic performance of the assets.

In estimating the recoverable amount of the Company’s mineral properties, management estimates the discounted future after-tax cash flows expected to be derived from the Company’s mineral properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, and reductions in the amount of recoverable reserves and resources could each result in a write-down of the carrying amount of the Company’s mineral properties.

Asset Retirement Obligations

Asset Retirement Obligations are estimated costs for the reclamation of the Company’s mine and mineral properties. These estimates include assumptions as to the time the reclamation work is to be performed, inflation rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in environmental remediation, change in timing of activities, change in inflation rates or cost of services, and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available, and will assess the impact of new regulations and laws as they are enacted.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

CRITICAL ACCOUNTING ESTIMATES (continued)

Derivative instruments

The Company’s derivative instruments are measured at fair value using valuation techniques, and, as a result, any changes in assumptions used to estimate the fair value could result in a change in fair value of the derivative instruments. The Company’s derivative instruments include the Hedging Facility with MBL.

Share based payments

The Company uses assumptions to determine the fair value of share based payments.

Income Taxes

The determination of current and deferred tax expense for future periods involves judgment as to the expected timing of reversals of deferred tax assets and liabilities, future earnings, and interpretation of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Foreign currency translation and functional currency

The Company considers the functional currency of its Canadian operations to be the Canadian dollar, and the functional currency of its Mexican mining operations to be the US dollar. Prior to January 1, 2011, the Canadian dollar was determined to be the measurement currency of the Company’s operations. Due to several financings in US dollars, as well as the commencement of start-up operations of the Santa Elena Mine in Mexico, and expected revenue generation in US dollars, it was determined that at January 1, 2011, the presentation currency of the Company would be the US dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity.

NEW STANDARDS NOT YET ADOPTED

The International Accounting Standards Board (“IASB”) issued the following pronouncements that are effective for years beginning January 1, 2012 or later and may affect the Company’s future consolidated financial statements. Management is currently assessing the impact of these pronouncements and does not expect the application to have a pervasive impact on accounting procedures or other business activities.

IFRS 9 - Financial Instruments (“IFRS 9”) - In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in Other Comprehensive Income, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015.

IFRS 10 - Consolidated Financial Statements (“IFRS 10”) - In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted.

IFRS 11 - Joint Arrangements (“IFRS 11”) - In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

NEW STANDARDS NOT YET ADOPTED (continued)

IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) - In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted.

IFRS 13 - Fair Value Measurement (“IFRS 13”) - In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted.

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) - In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted.

Non-IFRS Performance Measures

The Company uses performance indicators that are not defined according to IFRS, such as “Cash cost per silver equivalent ounce sold”. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

The following table provides a reconciliation of cost of sales per the financial statements to cash cost per silver equivalent ounce sold:

	Three months ended December 31, 2011	Twelve months ended December 31, 2011
Cost of sales (1)	$3,764,200	$12,235,327
Silver ounces sold	120,199	344,725
Gold ounces sold	9,702	23,962
Ag:Au ratio (2)	56.3:1	50.4:1
Silver equivalent ounces sold	666,303	1,570,107
Cash cost per silver equivalent ounce sold	$5.65	$7.79

(1) Cost of sales for the year ended December 31, 2011 includes an adjustment for $2.7 million relating to the first quarter operating costs that were capitalized to the Santa Elena Mine before commencement of commercial production.

(1) Silver equivalence is a weighted volume average based on market spot prices per ounce of gold and silver at the quarter end dates.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

CAUTIONARY STATEMENT AND DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) dated May 11, 2011. There have been no major changes from the reported risks factors outlined in this AIF. Important risk factors to consider, among others, are

Precious and base metal price fluctuations
Operating hazards and risks
Calculation of reserves and resources and precious metal recoveries
Uncertainty of funding
Substantial volatility of share price

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risksrelated to the Company’s status as a foreign private issuer; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the audited consolidated financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2011	TSX.V:SVL OTCQX: STVZF

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operations of internal controls over financial reporting. There have been no changes in the Company’s disclosure controls and procedures during the three month period ended December 31, 2011.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).